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[WilmerHale Letterhead]

June 1, 2011

By EDGAR Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Mark P. Shuman Legal Branch Chief

Ladies and Gentlemen:

        On behalf of Tangoe, Inc. (the "Company"), submitted herewith for filing is Amendment No. 5 ("Amendment No. 5") to the Registration Statement referenced above (the "Registration Statement"). Amendment No. 5 is being filed in response to comments contained in a letter, dated May 27, 2011 (the "Letter"), from Mark P. Shuman of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to Albert R. Subbloie, Jr., the Company's President and Chief Executive Officer. The responses contained herein are based on information provided to us by representatives of the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. Where appropriate, the Company has responded to the Staff's comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 5. Page numbers referred to in the responses reference the applicable pages of Amendment No. 5.

General

1.
Please update your financial statements pursuant to Rule 3-12(g) of Regulation S-X.

Response:	The Company has included updated financial statements and other financial disclosures as of and for periods ended March 31, 2011 throughout Amendment No. 5.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock-based compensation, page 50

2.
Please tell us your proposed IPO price, when you re-opened discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock. Also, when your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering price range.

Response:	In response to the Staff's comment, the Company advises the Staff as follows:

(a) The Company presently estimates that the initial public offering price for the offering pursuant to the Registration Statement will be between $2.88 and $3.36 per share, based on the preliminary estimated enterprise value provided to the Company by the underwriters on May 26, 2011. These per-share amounts do not give effect to a reverse stock split that the Company intends to reflect in an amendment to the Registration Statement that will be filed shortly before the commencement of the road show.

(b) The Company and underwriters re-opened preliminary discussions to proceed with the proposed IPO in March 2011 and a more formal meeting to re-launch the process was held in early April 2011.

(c) Attached is the Company's proposed disclosure to explain the difference between the fair value of its common stock as of the most recent valuation date and the mid-point of the estimated IPO offering price range set forth above. This disclosure is based on the preliminary price range set forth above and is expressed on a pre-split basis to expedite the Staff's review. Shortly before the commencement of the road show and after the size of the contemplated reverse stock split has been determined and the price range has been established, the Company proposes to finalize the attached disclosure to reflect the actual price range and split and to include this disclosure in an amendment to the Registration Statement.
3.
Please revise your disclosures to focus your discussion on the factors contributing to significant changes in the fair value of the company's common stock for the twelve-month period preceding the most recent balance sheet date. In this regard, your disclosures should discuss the significant factors contributing to the difference in the fair value determined, either contemporaneously or retrospectively, between each grant date beginning with the April 12, 2010 grants. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of the underlying stock up to the filing of the registration statement. In this regard, your current disclosures regarding the April 2010 to September 2010 valuations refer to certain items considered by the board, which included the state of the economy, the valuations for comparable software-as-a-service companies, the status of the public market for initial public offerings, and the annual value of new customer contracts signed, but it is unclear from your disclosures how these factors impacted the estimated fair value of your common stock or why the fair values did not change. In addition, you should include a discussion of the factors that contributed to the increases in your common stock valuations from September 2010 to April 2011. Please revise accordingly.

Response:	In response to the Staff's comment, the Company has added additional information on pages 51 to 66 of Amendment No. 5.

Results of Operations, page 65

4.
You disclose that the increase in recurring technology and services revenue from fiscal 2009 to 2010 was primarily due to an $11.7 million increase in revenue related to new and existing customers in your fixed and mobile businesses. Further we note that on page 69 you state the $8.7 million increase in revenues from fiscal 2008 to 2009 was primarily due to the growth of new customers. Please expand your disclosures to provide more information and explanation as to the increase in revenue. This additional information should include the number of new customers each year, the retention rates for existing customers and the average spending levels of both your new and existing customers. We refer you to Section III.B of SEC Release 33-8350.

Response:	In response to the Staff's comment, the Company has added additional information on pages 69 and 72 of Amendment No. 5. The Company notes that there has not been a material change in its retention rates during the relevant periods and hence has not added any disclosure with respect to such rates in Management's Discussion and Analysis. The Company believes that quantitative information about customer spending levels constitutes sensitive competitive information of a nature that is not publicly disclosed by the Company's competitors and is not material to investors in view of the revised disclosure described above.

Contractual Obligations, page 78

5.
Tell us how you considered including footnote disclosures to your contractual obligations table that discuss the terms of the new term loan agreement entered into in the first quarter of fiscal 2011 and the interest due on such loan.

Response:	In response to the Staff's comment, the Company advises the Staff that the information in the contractual obligations table is as of December 31, 2010 (per Regulation S-K Item 303(a)(5)). Additional information added by the Company on page F-26 of Amendment No. 5 discusses subsequent loan transactions.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

6.
We note that your subscription arrangements are billed in advance in intervals ranging from 1 to 12 months. Please tell us if the amounts billed at each interval are the same (i.e. are billings ratable) or if the amounts billed vary during the contract period. To the extent the terms vary, then explain further the billing terms. In your response, please tell us the cancellation terms for both the company and the customer during the subscription period.

Response:	In response to the Staff's comment, the Company advises the Staff that customers with subscription arrangements typically are billed ratably based on contract minimums over the term of the applicable agreement. Many of the Company's customer agreements include provisions for increased charges based on volumes such as spend managed, number of invoices or number of mobile devices managed if the volumes processed exceed contract minimums. The additional charges are billed as the additional volumes are processed.
The Company does not typically have the right to terminate a customer agreement unless the customer materially breaches the agreement.

Customers are typically bound to the minimum terms of the agreement unless there are significant breaches to the agreement by the Company. A small number of customer agreements include terms allowing the customer to cancel the agreement based on negotiated provisions, such as notice periods and payment provisions.

Note 10. Income Taxes, page F-24

7.
Please revise your disclosure to include a reconciliation of the company's federal statutory tax rate to the effective income tax rate on loss before taxes for each of the periods presented pursuant to ASC 740-10-50-12.

Response:	In response to the Staff's comment, the Company has added additional information on page F-29 of Amendment No. 5.

Note 13. Stockholders' Deficit

Preferred stock and common stock warrants, page F-32

8.
Revise to include a table showing the changes in the number of outstanding warrants for redeemable convertible preferred stock for each of your last three fiscal years, including your most recent interim period. Also, include the assumptions used to determine the fair value of the warrant liability as of the end of each balance sheet date.

Response:	In response to the Staff's comment, the Company has added additional information on pages F-40 and F-41 of Amendment No. 5.
9.
Please revise your disclosures to include a discussion of the warrant issuance to Dell Products L.P. as described on page 147 and well as a further explanation as to the accounting for such issuance.

Response:	In response to the Staff's comment, the Company has added additional information on page F-37 of Amendment No. 5.

***

Please note that the Company and underwriters are preparing to commence the road show on or about Tuesday, June 14, and we respectfully request your assistance in attaining this schedule.

***

If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or John Burgess of this firm at (617) 526-6418.

Sincerely,

/s/ David A. Westenberg

David A. Westenberg

cc:
Albert R. Subbloie, Jr.
John A. Burgess, Esq.

Attachment to SEC Response Letter

        On June [            ], 2011, we and the underwriters for this offering determined the estimated price range set forth on the cover page of this prospectus. The midpoint of the price range, $[3.12], is an increase of $[1.06], or approximately 51%, as compared to our board of directors' determination of fair value per common share on April 27, 2011 of $[2.06]; the $[2.88] low end of the price range is an increase of $[0.82]. The increase from the April 27, 2011 valuation was primarily the result of the following factors:

  •
  Our and the underwriters' perceptions of significantly increased optimism regarding the market for initial public offerings as well as our and the underwriters' increased expectations that we would complete our initial public offering in the summer of 2011. For example, there were more than twice as many initial public offerings in the United States in each of April and May 2011 than in March 2011 (8, 16 and 21, respectively). The number of offerings by technology issuers increased from 4 in March to 10 in May, including several initial public offerings in May 2011 that performed extremely well in the aftermarket.

  •
  Under the IPO Scenario used by Shasta in its April 27, 2011 valuation, Shasta assumed a range of valuations for our company based on our projected revenues for 2011. In contrast, the valuation methodologies used in determining the estimated price range for this offering are based on our projected financial results over the period of 2011 to 2012. In addition, as the result of differences in the identities of the comparable public companies identified by Shasta and the underwriters, Shasta used a lower revenue multiple under the IPO Scenario than was used in determining the estimated price range for this offering.

  •
  Under the methodology applied by the Board, the Board gave a 30% chance that the Company would not go forward with the IPO Scenario used by Shasta in its April 27, 2011 valuation. The Continuing Operations Scenario used by Shasta in its April 27, 2011 valuation generated a lower number than the IPO Scenario, in part because the company-specific approach of the Continuing Operations Scenario considered the valuation of our company at our most recent equity financing event, which was the sale of series F redeemable convertible preferred stock in July 2008. The valuation in our series F financing was not considered as part of the valuation methodologies used in determining the estimated price range for this offering because we and the underwriters did not consider it relevant to the valuation of our company in the public marketplace.

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Attachment to SEC Response Letter